Exhibit 99.3

Zhihu Inc. Reports Unaudited First Quarter 2025 Financial Results

BEIJING, China, May 27, 2025 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Highlights

●	Total revenues were RMB729.7 million (US$100.6 million) in the first quarter of 2025, compared with RMB960.9 million in the same period of 2024.

●	Gross margin expanded to 61.8% in the first quarter of 2025 from 56.6% in the same period of 2024.

●	Net loss was RMB10.1 million (US$1.4 million) in the first quarter of 2025, narrowed by 93.9% from the same period of 2024.

●	Adjusted net income (non-GAAP)[1] was RMB6.9 million (US$1.0 million) in the first quarter of 2025, compared with an adjusted net loss of RMB135.7 million in the same period of 2024.

●	Average monthly subscribing members[2] were 14.2 million in the first quarter of 2025.

“The first quarter of 2025 marks a strong start to the year, as we achieved our first-ever first-quarter non-GAAP net income since our IPO, extending the momentum of our fourth-quarter profitability,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “This achievement reflects the effectiveness of our refined operational strategies alongside the deepening integration of AI into our ecosystem. During the quarter, we observed continuous improvement in core user retention, DAU time spent, and creator activeness, underscoring the vitality of our community. Notably, Zhihu Zhida has won growing recognition for its trusted and professional experience, especially in domains that demand authenticity and depth. We are continuously strengthening our differentiation in the AI era by advancing the synergy between our unique assets: high-quality content, a trusted expert network, and advanced AI capabilities.”

Mr. Han Wang, chief financial officer of Zhihu, added, “In the first quarter, we achieved a non-GAAP net income of RMB6.9 million and expanded our gross margin by 5.2 percentage points year-over-year, even as we continued to make proactive business adjustments. These results reflect our disciplined execution and enhanced operational efficiency. Looking ahead, we remain focused on enhancing our commercialization capabilities while unlocking the significant value embedded in our community. We are committed to delivering sustainable growth and profitability to create long-term value for our shareholders.”

First Quarter 2025 Financial Results

Total revenues were RMB729.7 million (US$100.6 million) in the first quarter of 2025, compared with RMB960.9 million in the same period of 2024.

Marketing services revenue was RMB197.0 million (US$27.1 million), compared with RMB330.5 million in the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB417.9 million (US$57.6 million), compared with RMB449.7 million in the same period of 2024. The slight decrease was primarily due to a marginal decline in the number of our average monthly subscribing members.

Vocational training revenue was RMB94.5 million (US$13.0 million), compared with RMB145.4 million in the first quarter of 2024. The decrease was primarily due to a lower revenue contribution from our acquired businesses.

Other revenues were RMB20.3 million (US$2.8 million), compared with RMB35.2 million in the same period of 2024.

Cost of revenues decreased by 33.3% to RMB278.6 million (US$38.4 million) from RMB417.4 million in the same period of 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB451.1 million (US$62.2 million), compared with RMB543.5 million in the same period of 2024. Gross margin expanded to 61.8% from 56.6% in the same period of 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 34.4% to RMB503.7 million (US$69.4 million) from RMB768.2 million in the same period of 2024.

Selling and marketing expenses decreased by 32.9% to RMB320.6 million (US$44.2 million) from RMB478.0 million in the same period of 2024. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 28.1% to RMB141.9 million (US$19.6 million) from RMB197.4 million in the same period of 2024. The decrease was primarily attributable to more efficient spending on technological innovation and a decrease in personnel-related expenses.

General and administrative expenses decreased by 55.6% to RMB41.2 million (US$5.7 million) from RMB92.9 million in the same period of 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Loss from operations narrowed by 76.6% to RMB52.6 million (US$7.2 million) from RMB224.7 million in the same period of 2024.

Adjusted loss from operations (non-GAAP)[1] narrowed by 81.9% to RMB35.0 million (US$4.8 million) from RMB193.6 million in the same period of 2024.

Net loss narrowed by 93.9% to RMB10.1 million (US$1.4 million) from RMB165.8 million in the same period of 2024.

Adjusted net income (non-GAAP)[1] was RMB6.9 million (US$1.0 million) in the first quarter of 2025, compared with an adjusted net loss of RMB135.7 million in the same period of 2024.

Diluted net loss per American depositary share (“ADS”) was RMB0.12 (US$0.02), compared with RMB1.76 in the same period of 2024.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of March 31, 2025, the Company had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,766.5 million (US$656.8 million), compared with RMB4,859.0 million as of December 31, 2024.

Share Repurchase Programs

As of March 31, 2025, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program (the “2022 Repurchase Program”), established in May 2022 and extended until June 26, 2025.

The board of directors of the Company further announces that, after the expiration of the 2022 Repurchase Program and a concurrent share repurchase program established in June 2024 and effective until June 26, 2025 (the “2024 Repurchase Program”), it proposes to conduct a new share repurchase program effective until June 25, 2026 (the “2025 Repurchase Program”). The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2025 Repurchase Program will be 10% of the total number of issued shares of the Company (excluding Class A ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company and any treasury shares) as of the date of such approval at the forthcoming annual general meeting of the Company to be held on June 25, 2025. The Company’s proposed share repurchases, if approved, may be made from time to time in the open market at prevailing market prices depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

[1] Adjusted income/(loss) from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Conference Call

The Company's management will host a conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, May 27, 2025 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, May 27, 2025) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI060ed88a40d84ffc86a13db356dc43cb

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income/(loss) from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Marketing services	330,542	315,940	196,959	27,142
Paid membership	449,724	420,215	417,874	57,585
Vocational training	145,436	83,984	94,531	13,027
Others	35,161	39,073	20,301	2,798
Total revenues	960,863	859,212	729,665	100,552
Cost of revenues	(417,384)	(318,547)	(278,561)	(38,387)
Gross profit	543,479	540,665	451,104	62,165

Selling and marketing expenses	(477,954)	(316,198)	(320,632)	(44,184)
Research and development expenses	(197,356)	(146,613)	(141,866)	(19,550)
General and administrative expenses	(92,917)	(65,988)	(41,209)	(5,679)
Total operating expenses	(768,227)	(528,799)	(503,707)	(69,413)

(Loss)/Income from operations	(224,748)	11,866	(52,603)	(7,248)

Other income/(expenses):
Investment income	16,902	13,049	19,349	2,666
Interest income	30,763	26,311	20,610	2,840
Fair value change of financial instruments	9,408	30,698	-	-
Exchange gains/(losses)	120	1,701	(96)	(13)
Others, net	3,043	113	2,399	331

(Loss)/Income before income tax	(164,512)	83,738	(10,341)	(1,424)
Income tax (expenses)/benefits	(1,284)	2,663	233	32
Net (loss)/income	(165,796)	86,401	(10,108)	(1,392)
Net loss/(income) attributable to noncontrolling interests	950	(127)	14	2
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(164,846)	86,274	(10,094)	(1,390)

Net (loss)/income per share
Basic	(0.59)	0.34	(0.04)	(0.01)
Diluted	(0.59)	0.33	(0.04)	(0.01)

Net (loss)/income per ADS (One ADS represents three Class A ordinary shares)
Basic	(1.76)	1.01	(0.12)	(0.02)
Diluted	(1.76)	1.00	(0.12)	(0.02)

Weighted average number of ordinary shares outstanding
Basic	281,549,707	256,257,971	244,504,405	244,504,405
Diluted	281,549,707	259,990,323	244,504,405	244,504,405

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,497	(314)	(872)	(120)
Selling and marketing expenses	3,272	269	262	36
Research and development expenses	3,680	(6,436)	(599)	(83)
General and administrative expenses	16,363	14,261	15,367	2,118

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,999,160	3,239,963	446,479
Term deposits	320,088	385,624	53,141
Short-term investments	538,816	930,006	128,158
Restricted cash	900	900	124
Trade receivables	420,636	429,210	59,147
Amounts due from related parties	41,588	42,519	5,859
Prepayments and other current assets	163,446	134,648	18,555
Total current assets	5,484,634	5,162,870	711,463
Non-current assets:
Property and equipment, net	8,490	7,885	1,087
Intangible assets, net	54,534	51,018	7,030
Goodwill	126,344	126,344	17,411
Long-term investments, net	51,176	50,168	6,913
Term deposits	-	210,000	28,939
Right-of-use assets	7,151	66,361	9,145
Other non-current assets	623	8,414	1,159
Total non-current assets	248,318	520,190	71,684
Total assets	5,732,952	5,683,060	783,147
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	835,688	740,138	101,994
Salary and welfare payables	275,260	266,786	36,764
Taxes payables	22,081	17,685	2,437
Contract liabilities	235,539	228,590	31,500
Amounts due to related parties	6,825	6,107	842
Short term lease liabilities	17,308	37,575	5,178
Short-term borrowings	-	55,786	7,688
Other current liabilities	131,955	126,173	17,387
Total current liabilities	1,524,656	1,478,840	203,790
Non-current liabilities
Long term lease liabilities	1,823	34,794	4,795
Deferred tax liabilities	6,830	6,230	858
Other non-current liabilities	3,957	3,833	528
Total non-current liabilities	12,610	44,857	6,181
Total liabilities	1,537,266	1,523,697	209,971

Total Zhihu Inc.’s shareholders’ equity	4,136,123	4,096,441	564,505
Noncontrolling interests	59,563	62,922	8,671
Total shareholders’ equity	4,195,686	4,159,363	573,176

Total liabilities and shareholders’ equity	5,732,952	5,683,060	783,147

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
(Loss)/Income from operations	(224,748)	11,866	(52,603)	(7,248)
Add:
Share-based compensation expenses	25,812	7,780	14,158	1,951
Amortization of intangible assets resulting from business acquisitions	5,365	3,490	3,490	481
Adjusted (loss)/income from operations	(193,571)	23,136	(34,955)	(4,816)

Net (loss)/income	(165,796)	86,401	(10,108)	(1,392)
Add:
Share-based compensation expenses	25,812	7,780	14,158	1,951
Amortization of intangible assets resulting from business acquisitions	5,365	3,490	3,490	481
Tax effects on non-GAAP adjustments	(1,069)	(600)	(600)	(83)
Adjusted net (loss)/income	(135,688)	97,071	6,940	957